EXHIBIT 12.1
COMPUTATIONS OF RATIOS OF EARNINGS TO FIXED CHARGES — FAIR ISAAC CORPORATION
(In thousands, except ratio data)

	Year Ended September 30,
	2002	2003	2004	2005	2006
Earnings:
Income before income taxes	$53,098	$172,140	$168,815	$194,088	$159,192

Fixed charges:
Interest expense	1,471	10,605	16,942	8,347	8,569
Rent expense (Interest factor)	3,997	6,878	8,520	9,143	9,399

TOTAL FIXED CHARGES	5,468	17,483	25,462	17,490	17,968

EARNINGS AVAILABLE FOR FIXED CHARGES	$58,566	$189,623	$194,277	$211,578	$177,160

Ratio of earnings to fixed charges (1)	10.71	10.85	7.63	12.10	9.86

(1)	The ratio of earnings to fixed charges has been computed by dividing earnings available for fixed charges (earnings before income taxes plus fixed charges) by fixed charges (interest expense plus portion of rental expense that represents interest).